The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Investment Growth

Time Period: 5/25/2004 to 6/30/2021



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 6/30/2021

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	-0.87	0.64	2.78	10.18	5.96	5.51	3.23	4.97
Wilshire Event Driven	-0.13	1.29	3.10	9.44	4.33	3.96	2.08	3.13
Barc Agg Bond	0.70	1.83	-1.60	-0.33	5.34	3.03	3.39	4.29
Benchmark: US 3-mo T-Bill	0.00	0.00	0.02	0.09	1.34	1.17	0.63	1.31
US Insurance Fund Event Driven	-0.67	1.51	5.62	16.12	4.97	5.01	3.78	4.92

Performance Relative to Peer Group

As of Date: 6/30/2021



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- US Insurance Fund Event Driven

Fund Facts

Morningstar Category	US Insurance Fund Event Driven
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size (MM)	$ 58,759,432

The total annual operating expense ratio of the Fund was 1.95%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2022, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.50% and before investment-related expenses (including short interest and dividend expense of 0.06% and acquired fund fees and expenses of 0.04%), total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2021 prospectus.

Trailing Returns (as of quarter-end)

As of Date: 6/30/2021

	MERVX
QTD	0.64%
1 Year	10.18%
3 Years	5.96%
5 Years	5.51%
10 Years	3.23%
Since Inception	4.97%

The Merger Fund VL

Portfolio

Avg. position size:	1.50%
Number of long positions:	70
Number of short positions:	18
Percent invested:	100%

TOP 10 Holdings   47.52%
1. Willis Towers Watson Public Limited Co.
2. Alexion Pharmaceuticals, Inc.
3. IHS Markit Ltd.
4. Altaba Inc.
5. Slack Technologies, Inc.
6. Maxim Integrated Products, Inc.
7. Coherent, Inc.
8. Xilinx, Inc.
9. Nuance Communications, Inc.
10. Kansas City Southern

Fund holdings and asset allocation are subject to change at any time and are not recommendat ons to buy or sell any secur ty.

3-Year Risk Metrics

Time Per od: 7/1/2018 to 6/30/2021   Calculat on Benchmark: S&P 500

	MERVX	Wilshire Event Dr.	Barc. Agg Bond
Std Dev	3.50%	4.53%	3.49%
Sharpe Ratio	1.31	0.68	1.19
Sortino Ratio	2.23	0.90	2.52
Beta (vs S&P 500)	0.12	0.20	0.01
Correlation (vs S&P 500)	36.78	66.85	0.10
Beta (vs Barc. Agg)	0.15	0.25	1.00
Correlation (vs Barc. Agg)	2.09	3.55	100.00

Deal Terms

Cash	49.86%
Stock with Fixed Exchange Ratio	23.31%
Cash & Stock	21.69%
Stock and Stub	4.62%
Risk Reversal	0.49%
Undetermined	0.03%

Regional Exposure

United States	76.95%
Europe ex-U.K.	15.48%
United Kingdom	5.10%
Asia ex-Japan	1.23%
Japan	0.71%
North America Offshore	0.35%
Canada	0.17%

Sector Exposure

Information Tech.	36.73%
Financials	15.78%
Health Care	14.47%
Consumer Disc.	10.58%
Industrials	10.09%
Real Estate	6.35%
Materials	3.29%
Utilities	1.67%
Communication Services	0.77%
Energy	0.28%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prosepectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, wh ch is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire L qu d Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire L quid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transact ons such as mergers, restructuring, distressed, buy backs, or other capital structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviat on is the degree by wh ch returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; Sharpe Rat o measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Rat o is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or secur ty's movements that can be explained by movements in a benchmark index; a fund with a low R-squared (70 or less) doesn't act much like the index.